FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2007

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
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(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 26, 2007

SADIA S.A.

By:/s/Welson Teixeira Junior
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Name: Welson Teixeira Junior
Title: Investor Relations Officer

SADIA S.A.
A Publicly-Held Company
CNPJ/MF nº 20.730.099/0001-94

AMENDMENT TO THE STOCK OPTION PLAN APPROVED AT THE EGM HELD ON 11.23.2007

“Stock Option Plan" – In order to motivate the Company's officers to take a long term view and conduct and stimulate a sense of ownership and commitment to the organization, in alignment with the interest of the shareholders, this Plan shall consist in granting a purchase option over nominative common and preferred shares issued by SADIA S.A., available in treasury, in accordance with the provisions in the Brazilian Securities and Exchange Commission - CVM Instructions Nos. CVM 10/1980 and 390/2003. The price for exercising the purchase options – no discount and/or below par price being permitted – shall be determined based on the average of the stock quotes in the last three trading sessions of the São Paulo Stock Exchange – BVSP prior to the grant, restated by the National Consumer Price Index – INPC accumulated between the date of the grant and the date on which the officer exercises such option. The vesting period – during which optionees shall await to exercise their share purchase rights (“vesting”) – shall be three (3) years as from the date the option is granted. The maximum time frame for exercising the option shall be five (5) years after the grant".